SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Urucu – Manaus Gas Pipeline

(Rio de Janeiro, June 1, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that it has today begun work on the Coari-Manaus gas pipeline which is to carry natural gas from the Urucu hydrocarbons province, located in the municipality of Coari (state of Amazonas), to the state capital, Manaus.

The Urucu-Manaus pipeline will be 670 kilometers in length with conclusion scheduled for March 2008. In the first stage of its operation, the pipeline will transport 4.7 million cubic meters of natural gas daily. The gas will be used largely to supply the thermoelectric power plants generating electricity to Manaus and the municipalities adjacent to the pipeline. The natural gas will substitute diesel and fuel oil currently used to generate all the electricity produced in the state of Amazonas.

Currently, there is only one existing line that carries liquefied petroleum gas (LPG) from the production facility in Urucu to Coari. A line parallel to this, 285 kilometers in length will be constructed to carry the LPG (GLPduto), while the existing pipeline will be switched to carrying natural gas. The following stretch between Coari and Manaus will run for a further 385 kilometers, the entire undertaking thus involving a total distance of 670 kilometers between Urucu and Manaus.

A further 125 kilometers of lines will be built to transport the product to the main city in each one of the municipalities - Coari, Codajás, Anori, Anamã, Caapiranga, Manacapuru and Iranduba located along the course of the pipeline.

Approximately R$ 500 million have already been invested prior to the start of construction, notably in the clearing of 30 sites along the route of the gas pipeline. All the 10” and 20” diameter pipe sections have been acquired and are already in position at the respective cleared sites.

The Urucu – Manaus is made up of three sections. The first of them, section A, is the GLPduto Urucu-Coari stretch, work on which will be executed by the OAS/Etesco consortium at a cost of approximately R$ 342.6 million. The second section, B-1, connecting Coari and Anamã is still in the final phase of negotiation, following the cancellation of the tender bid due to an excessively high price. In this case, neither the main contractor nor the price have yet been established. The Anamã-Manaus stretch of the gas pipeline is to be built by the Camargo Correa/Skanska Consortium at a cost of about R$ 428 million.

The works are being financed by Banco Nacional de Desenviolvimento Econômico e Social (BNDES) through a structure which includes Transportadora Urucu Manaus S/A, a special purpose company that is responsible for both projects.

In addition to the economic advantages, the substitution of existing fuels by natural gas will represent an enormous environmental gain for the Country. Production of electric energy from natural gas significantly reduces emissions of polluting gases, especially carbon dioxide (CO2), thus contributing to a reduction in the greenhouse effect in line with the Kyoto Protocol, to which Brazil is a signatory.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.